Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Norsat International Inc. (the “Company”)
Suite 110 - 4020 Viking Way
Richmond, British Columbia
V6V 2L4

Item 2	Date of Material Change

January 16, 2015.

Item 3	News Release

The Company issued a news release on January 19, 2015. The news release was distributed through newswire services and filed on SEDAR.

Item 4	Summary of Material Change

The Company announced it will complete a consolidation of its Common Shares on the basis of ten pre-consolidation Common Shares for each one post consolidation common share (the “Consolidation”). The Consolidation will result in the approximately 58,316,532 Common Shares currently issued and outstanding being reduced to approximately 5,831,653 Common Shares on a post-consolidated basis. No fractional Common Shares will be issued in connection with the Consolidation. Any fractional shares that result from the Consolidation will be rounded to the nearest whole number.

The Company’s Common Shares will continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NII” on a post-consolidated basis under the new CUSIP number 656512209. The Common Shares will commence trading on the TSX on a post consolidated basis on January 21, 2015.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced it will complete a Consolidation of its Common Shares on the basis of ten pre-consolidation Common Shares for each one post consolidation common share. The Consolidation will result in the approximately 58,316,532 Common Shares currently issued and outstanding being reduced to approximately 5,831,653 Common Shares on a post-consolidated basis. No fractional Common Shares will be issued in connection with the Consolidation. Any fractional shares that result from the Consolidation that are less than one-half of a common share will be cancelled and any fractional shares that are at least one-half of a common share will be rounded to the nearest whole number.

The legal effective date of the Consolidation was January 16, 2015, and the Company’s Common Shares will continue to trade on the TSX under the symbol “NII” on a post-consolidated basis under the new CUSIP number 656512209. The Common Shares will commence trading on the TSX on a post consolidated basis on January 21, 2015.

Letters of transmittal with respect to the Consolidation were mailed to all registered shareholders of the Company on or around January 16, 2015. All registered shareholders will be required to send their respective certificates representing the pre-consolidated Common Shares along with a properly executed letter of transmittal to the Company’s transfer agent, Computershare Investor Services Inc., in Toronto, Ontario, all in accordance with the instructions provided in the letter of transmittal.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Arthur Chin
Chief Financial Officer
Tel: 604-821-2809

Item 9	Date of Report

January 19, 2015.